

July 21, 2011

Via Facsimile
Ms. Shawn R. Hagel
Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

>   **Re: Precision Castparts Corp.**
>   **DEF 14A**
>   **Filed July 1, 2011**
>   **File No. 1-10348**

Dear Ms. Hagel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Directors, page 11

1.   In future filings, please provide the disclosure required by Item 407(e)(4) of Regulation S-K under the caption, "Compensation Committee Interlocks and Insider Participation."

Compensation Discussion and Analysis, page 11

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 12

2.   With a view toward future disclosure, please tell us what factors of "outstanding individual performance" the compensation committee considered in awarding discretionary bonuses to Mr. Buck and Mr. Stein.

3.   With a view toward future disclosure, please provide us with a more detailed discussion of the HCP Program and how you determined the amount of bonus to be paid to each of the applicable named executive officers under this program.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jessica Dickerson at (202) 551-3749, if you have questions regarding these comments. Please contact me at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director